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Washington, DC

March 27, 2007 SUPPL

MAR 2007

**Our ref:** 32002208-000003

**By Hand**

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

**Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)**

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated March 14, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Ingrid Ling

Joyce Yip/ Ingrid Ling

PROCESSED
APR 11 2007
THOMSON
FINANCIAL

dw 4/4

Encl.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

**Annex 1**

**A List of Documents Made Public in connection with the Listing since our last submission on March 14, 2007:**

1. Announcement on Proposed Issue of Domestic Corporate Bonds and Letter of Intent Involving Proposed Construction of Vessels by China Shipping Container Lines Company Limited, released on March 27, 2007.

B21

SOUTH CHINA MORNING POST 27 MAR 2007

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海集裝箱運輸股份有限公司
# China Shipping Container Lines Company Limited*

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*
**(Stock code: 2866)**

## ANNOUNCEMENT ON PROPOSED ISSUE OF DOMESTIC CORPORATE BONDS AND LETTER OF INTENT INVOLVING PROPOSED CONSTRUCTION OF VESSELS

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

**I. PROPOSED ISSUE OF DOMESTIC CORPORATE BONDS**

The Board is pleased to announce that on 26 March 2007, pursuant to the General Mandate, the Board resolved, amongst other things, the proposal for the issue of the Bonds. The Company intends to make an application to the NDRC in relation to the proposed issue of the Bonds of an aggregate value of RMB1.8 billion (equivalent to approximately HK$1.8 billion) to all qualified domestic institutional investors in Mainland China, save for those who are prohibited by PRC laws or regulations from subscribing for the Bonds. It is intended that the Bonds be listed in the Mainland China inter-bank bond market after obtaining the approvals of the relevant authorities. The Company presently intends to apply the net proceeds of the issue of the Bonds to fund the construction within Mainland China of: (i) four container vessels (each with a volume of 4,250 TEU); and (ii) eight container vessels (each with a volume of 8,530 TEU). Further announcement(s) will be made by the Company upon the final determination of the terms and conditions of the issue of the Bonds.

**II. LETTER OF INTENT INVOLVING PROPOSED CONSTRUCTION OF VESSELS**

The Board is pleased to announce that, on 26 March 2007, it approved, amongst other things, the entry into of a letter of intent between the Company and CSI regarding the proposed construction of the Vessels within Mainland China by CSI for the Company. CSI is a wholly owned subsidiary of China Shipping, the controlling shareholder of the Company, and therefore is a connected person (as defined under the Listing Rules) of the Company. Should the proposed construction of the Vessels proceed, it shall constitute a connected transaction of the Company under Chapter 14A of the Listing Rules. Appropriate announcement(s) will be made by the Company in compliance with the Listing Rules as and when required.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

### I. PROPOSED ISSUE OF DOMESTIC CORPORATE BONDS

**A. Background**

Reference is made to the Company's announcement dated 28 August 2006 and the approval by the Shareholders at the SGM held on even date granting to the Board the General Mandate.

The Board is pleased to announce that on 26 March 2007, pursuant to the General Mandate, the Board resolved, amongst other things, the proposal for the issue of the Bonds. The Company intends to make an application to the NDRC in relation to the proposed issue of the Bonds.

**B. Details of the Bonds Issue**

Details of the proposed arrangements for the issue of the Bonds are as follows (such arrangements being subject to, amongst other things, the final approval of the NDRC and the prevailing condition of the Mainland China inter-bank bond market):

| | | |
|---|---|---|
| 1. | Title of the Bonds | China Shipping Container Lines Company Limited Corporate Bonds 2007. The formal title is subject to the final approval of the relevant regulatory departments. |
| 2. | Issue size | RMB1.8 billion (equivalent to approximately HK$1.8 billion). |
| 3 | Bond maturity | 10 years. |
| 4. | Coupon rate | Fixed interest rate preliminarily estimated to be between 4.1% to 4.4% per annum and calculated yearly on a simple basis rather than on a compound basis. The final coupon rate will be determined prior to the time of issue of the Bonds according to the prevailing market conditions and will be subject to the final approval of the relevant regulatory departments. |
| 5. | Repayment of principal and payment of interest | Interest is expected to be paid annually. The principal is expected to be repaid on a lump sum basis upon maturity of the Bonds together with the last instalment of interest. No additional interest is expected to be paid on: (i) any annual interest paid on the principal following the payment date of such annual interest; and (ii) the principal following the repayment date of such principal. |
| 6. | Issue price | The par value of the Bonds is expected to be RMB100 (equivalent to approximately HK$100). The Bonds are expected to be issued at par value with each Bond unit being RMB1,000 (equivalent to approximately HK$1,000). The Bonds are expected to be subscribed at multiples of RMB1,000 (equivalent to approximately HK$1,000) and at not less than RMB1,000 (equivalent to approximately HK$1,000). |
| 7. | Form of the Bonds | The Bonds are expected to be recorded as corporate bonds booked under the real names of the investors. |
| 8. | Form of underwriting | It is expected that the underwriters shall subscribe for the remainder of any Bonds not subscribed for by the target investors described in paragraph 9 below. |
| 9. | Scope of issuance and target investors | The Bonds are expected to be issued publicly through the channels set up by the underwriters. It is expected that only qualified domestic institutional investors in Mainland China (save for those investors who are prohibited by PRC laws or regulations from subscribing for the Bonds) will be eligible to subscribe for the Bonds. |
| 10. | Guarantor | Pursuant to the Guarantee Agreement, BOC Shanghai Branch is expected to provide an unconditional and irrevocable guarantee and indemnity in favour of the holders of the Bonds in respect of the Company's obligations under the Bonds. In addition, pursuant to the Counter-Guarantee Agreement, China Shipping is expected to provide an unconditional and irrevocable guarantee and indemnity in favour of BOC Shanghai Branch in respect of the Company's obligations under the Guarantee Agreement.<br>China Shipping is a controlling shareholder of the Company, therefore the Counter-Guarantee Agreement will constitute a connected transaction under the Listing Rules. However, as the financial assistance expected to be provided by China Shipping under the said Counter-Guarantee Agreement is for the benefit of the Company, on normal commercial terms and does not involve the grant of any security over the Company's assets in respect of such financial assistance, the connected transaction mentioned above is expected to be fully exempted from the reporting, announcement and independent shareholders' approval requirements pursuant to Rule 14A.65(4) of the Listing Rules. |

| | | |
|---|---|---|
| 11. | Credit rating | The credit rating for the Bonds, as well as the follow-up credit ratings for the Bonds during the term of issue of the Bonds, is proposed to be produced by China Lianhe Credit Rating Co., Ltd (聯合資信評估有限公司). |
| 12. | Use of proceeds | The Company presently intends to apply the net proceeds of the issue of the Bonds to fund the construction within Mainland China of: (i) four container vessels (each with a volume of 4,250 TEU); and (ii) eight container vessels (each with a volume of 8,530 TEU). |
| 13. | Listing of the Bonds | The Bonds are proposed to be listed in the Mainland China inter-bank bond market after obtaining the approvals of the relevant regulatory authorities. |

Further announcement(s) will be made by the Company upon the final determination of the terms and conditions of the issue of the Bonds.

**C. Reasons for the Bonds Issue**

After careful consideration of the different options for the Company's financing needs as set out above in the section "Use of Proceeds", the Board believes the proposed issue of the Bonds will be the most appropriate arrangement for the Company as it will allow the Company to improve its asset liability structure, reduce its existing costs of financing, broaden its financing channels and improve its capital markets financing structure.

## II. LETTER OF INTENT INVOLVING PROPOSED CONSTRUCTION OF VESSELS

The Board is pleased to announce that, on 26 March 2007, it approved, amongst other things, the entry into of a letter of intent between the Company and CSI regarding the proposed construction of the Vessels within Mainland China by CSI for the Company. The relevant terms of the proposed construction of the Vessels, such as design, specifications, consideration and delivery date, will be further discussed and negotiated between CSI and the Company by 31 December 2007.

CSI is a wholly owned subsidiary of China Shipping, the controlling shareholder of the Company, and therefore is a connected person (as defined under the Listing Rules) of the Company. Should the proposed construction of the Vessels proceed, it shall constitute a connected transaction of the Company under Chapter 14A of the Listing Rules. Appropriate announcement(s) will be made by the Company in compliance with the Listing Rules as and when required.

**Shareholders and potential investors should be aware that both the proposed issue of the Bonds and the proposed construction of the Vessels may or may not proceed and are subject to, amongst other things, the entry into of binding formal agreement(s). Accordingly, they are advised to exercise caution when dealing in the Company's shares.**

## III. DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

| | |
|---|---|
| "Board" | the board of directors of the Company. |
| "BOC Shanghai Branch" | Bank of China Shanghai branch (中國銀行股份有限公司上海分行). |
| "Bond(s)" | domestic corporate bonds amounting to RMB1.8 billion (equivalent to approximately HK$1.8 billion) in principal amount proposed to be issued by the Company in Mainland China. |
| "China Shipping" | China Shipping (Group) Company (中國海運(集團)總公司), a wholly PRC state-owned enterprise and the controlling shareholder of the Company. |
| "Company" | China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company incorporated in the PRC, of which 2,420,000,000 H shares are listed on the Stock Exchange. |
| "Counter-Guarantee Agreement" | a counter-guarantee agreement proposed to be entered into between China Shipping and BOC Shanghai Branch. |
| "CSI" | China Shipping Industry Co., Ltd. (中海工業有限公司), a limited liability company incorporated in the PRC and a wholly owned subsidiary of China Shipping. |
| "General Mandate" | an unconditional general mandate granted by the Shareholders to the Board at the SGM to issue bonds of the Company in the aggregate principal amount of up to RMB3.5 billion (equivalent to approximately HK$3.5 billion), upon such terms and conditions to be determined by the Board, and to authorise the Board to do all such acts and things, execute all such documents and take all such steps which the Board may consider necessary, desirable or expedient in connection with such issue of bonds, subject to the condition that the Board shall only exercise its power under such mandate in accordance with the relevant PRC laws and regulations and the Listing Rules (as the same may be amended from time to time). |
| "Guarantee Agreement" | a guarantee agreement proposed to be entered into between the Company and BOC Shanghai Branch. |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong. |
| "Hong Kong" | Hong Kong Special Administrative Region of the PRC. |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange. |
| "Mainland China" | the PRC excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan. |
| "NDRC" | the National Development and Reform Commission of the PRC. |
| "PRC" | the People's Republic of China. |
| "RMB" | Renminbi, the lawful currency of the PRC. |
| "SGM" | the Company's special general meeting held on 28 August 2006. |
| "Shareholder(s)" | the shareholder(s) of the Company. |
| "State Council" | the State Council of the PRC. |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited. |
| "TEU" | twenty-foot equivalent unit, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet. |
| "Vessels" | subject to the terms of a formal agreement to be entered into, four to six container vessels (each with a volume ranging between 2,500 and 3,000 TEU). |

By order of the Board of
**China Shipping Container Lines Company Limited**
**Ye Yumang**
*Company Secretary*

END

Shanghai, the People's Republic of China
26 March 2007

*The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.*

*Notes:*

1. *The exchange rate adopted in this announcement for illustration purposes only is HK$1.00=RMB1.00.*
2. *The English names of certain companies referred to in this announcement represent management's best efforts at translating the Chinese names of such companies as no English names for such companies have been registered.*

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*